

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

March 21, 2017

Dr. Brian Murphy
Chief Executive Officer and Chief Medical Officer
Nemus Bioscience, Inc.
600 Anton Blvd., Suite 1100
Costa Mesa, CA 92626

  Re: Nemus Bioscience, Inc.
    Registration Statement on Form S-1
    Filed March 13, 2017
    File No. 333-216664

Dear Dr. Murphy:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jeffrey Gabor at (202) 551-2544 with any questions.

        Sincerely,

        /s/ Joseph McCann for

        Suzanne Hayes
        Assistant Director
        Office of Healthcare and Insurance

cc: Daniel E. Rees, Esq.
   Latham & Watkins LLP